Exhibit 3
Responsibility for Financial Reporting
The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Terence Poole	Bruce Aitken	Ian Cameron
Chairman of the Audit, Finance and	President and	Senior Vice President, Finance and
Risk Committee	Chief Executive Officer	Chief Financial Officer

February 29, 2008
METHANEX   Annual Report 2007   Consolidated Financial Statements     41

Auditors’ Report
We have audited the consolidated balance sheets of Methanex Corporation (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 29, 2008
42     METHANEX   Annual Report 2007   Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Methanex Corporation
We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Controls over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2007 and 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 29, 2008, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
February 29, 2008
METHANEX   Annual Report 2007   Consolidated Financial Statements     43

Consolidated Balance Sheets
(thousands of US dollars, except number of common shares)

As at December 31	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$488,224	$355,054
Receivables (note 2)	401,843	366,387
Inventories	312,143	244,766
Prepaid expenses	20,889	24,047

	1,223,099	990,254
Property, plant and equipment (note 3)	1,542,100	1,362,281
Other assets (note 5)	104,700	100,518

	$2,869,899	$2,453,053

LIABIlITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$466,020	$309,979
Current maturities on long-term debt (note 6)	15,282	14,032
Current maturities on other long-term liabilities (note 7)	16,965	17,022

	498,267	341,033
Long-term debt (note 6)	581,987	472,884
Other long-term liabilities (note 7)	74,431	68,818
Future income tax liabilities (note 11)	338,602	351,918
Non-controlling interest	41,258	9,149
Shareholders’ equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value Unlimited authorization of common shares without nominal or par value Issued and outstanding common shares at December 31, 2007 was 98,310,254 (2006 — 105,800,942)	451,640	474,739
Contributed surplus	16,021	10,346
Retained earnings	876,348	724,166
Accumulated other comprehensive loss (note 1(m))	(8,655)	—

	1,335,354	1,209,251

	$2,869,899	$2,453,053

Commitments and contingencies (note 16)
See accompanying notes to consolidated financial statements.
Approved by the Board:

Terence Poole	Bruce Aitken
Director	Director
44     METHANEX   Annual Report 2007   Consolidated Financial Statements

Consolidated Statements of Income
(thousands of US dollars, except number of common shares and per share amounts)

For the years ended December 31	2007	2006

Revenue	$2,266,521	$2,108,250
Cost of sales and operating expenses	1,614,179	1,308,175
Depreciation and amortization	112,428	106,828

Operating income	539,914	693,247
Interest expense (note 9)	(43,911)	(44,586)
Interest and other income	26,862	9,598

Income before income taxes	522,865	658,259
Income taxes (note 11):
Current	(160,514)	(154,466)
Future	13,316	(46,597)
Future income tax recovery related to change in tax legislation	—	25,753

	(147,198)	(175,310)

Net income	$375,667	$482,949

Basic net income per common share	$3.69	$4.43
Diluted net income per common share	$3.68	$4.41

Weighted average number of common shares outstanding	101,717,341	109,110,689
Diluted weighted average number of common shares outstanding	102,129,929	109,441,404
See accompanying notes to consolidated financial statements.
METHANEX   Annual Report 2007    Consolidated Financial Statements     45

Consolidated Statements of Shareholders’ Equity
(thousands of US dollars, except number of common shares)

					Accumulated
					Other
	Number of				Comprehensive	Total
	Common	Capital	Contributed	Retained	Income (Loss)	Shareholders’
	shares	Stock	Surplus	Earnings	(note 1(m))	Equity

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$—	$949,514
Net income	—	—	—	482,949	—	482,949
Compensation expense recorded for stock options	—	—	8,568	—	—	8,568
Issue of shares on exercise of stock options	680,950	7,519	—	—	—	7,519
Reclassification of grant date fair value on exercise of stock options	—	2,365	(2,365)	—	—	—
Payment for shares repurchased	(8,525,300)	(38,024)	—	(148,755)	—	(186,779)
Dividend payments	—	—	—	(52,520)	—	(52,520)

Balance, December 31, 2006	105,800,942	474,739	10,346	724,166	—	1,209,251
Net income	—	—	—	375,667	—	375,667
Compensation expense recorded for stock options	—	—	9,343	—	—	9,343
Issue of shares on exercise of stock options	552,175	9,520	—	—	—	9,520
Reclassification of grant date fair value on exercise of stock options	—	3,668	(3,668)	—	—	—
Payment for shares repurchased	(8,042,863)	(36,287)	—	(168,440)	—	(204,727)
Dividend payments	—	—	—	(55,045)	—	(55,045)
Other comprehensive loss	—	—	—	—	(8,655)	(8,655)

Balance, December 31, 2007	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354

See accompanying notes to consolidated financial statements.
Consolidated Statement of Comprehensive Income
(thousands of US dollars)

For the year ended December 31	2007

Net income	$375,667
Other comprehensive loss:
Change in fair value of forward exchange contracts, net of tax (note 1(m), 13(a))	(45)
Change in fair value of interest rate swap contracts, net of tax (note 1(m), 13(c))	(8,610)

(8,655)

Comprehensive income	$367,012

See accompanying notes to consolidated financial statements.
46     METHANEX   Annual Report 2007   Consolidated Financial Statements

Consolidated Statements of Cash Flows
(thousands of US dollars)

For the years ended December 31	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$375,667	$482,949
Add (deduct):
Depreciation and amortization	112,428	106,828
Future income taxes	(13,316)	20,844
Stock-based compensation, net	8,491	13,500
Other, net	10,669	(1,201)

Cash flows from operating activities before undernoted	493,939	622,920
Changes in non-cash working capital (note 12)	33,396	(154,083)

	527,335	468,837

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(204,727)	(186,779)
Dividend payments	(55,045)	(52,520)
Proceeds from limited recourse debt (note 6)	131,574	—
Financing costs	(8,725)	—
Equity contributions by non-controlling interest	32,109	9,149
Repayment of limited recourse debt	(14,344)	(14,032)
Proceeds on issue of shares on exercise of stock options	9,520	7,519
Changes in debt service reserve accounts	1,035	(2,301)
Repayment of other long-term liabilities	(5,153)	(5,897)

	(113,756)	(244,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(76,239)	(42,195)
Egypt plant under construction (note 16(d))	(201,922)	(20,796)
Other assets	(19,788)	355
Changes in non-cash working capital related to investing activities (note 12)	17,540	34,959

	(280,409)	(27,677)

Increase in cash and cash equivalents	133,170	196,299
Cash and cash equivalents, beginning of year	355,054	158,755

Cash and cash equivalents, end of year	$488,224	$355,054

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$38,454	$38,577
Income taxes paid, net of amounts refunded	$144,169	$110,275
See accompanying notes to consolidated financial statements.
METHANEX   Annual Report 2007   Consolidated Financial Statements     47

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of US dollars, except where noted)
Years ended December 31, 2007 and 2006
1. Significant accounting policies:
(a) Basis of presentation:
These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 17.
These consolidated financial statements include the accounts of Methanex Corporation, wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of jointly controlled entities (collectively, the Company). For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s financial statements and represents the non-controlling shareholder’s interest in the net assets of the entity. In accordance with the Accounting Guideline No. 15, Consolidation of Variable Interest Entities, the Company also consolidates any variable interest entities of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.
(b) Reporting currency and foreign currency translation:
The majority of the Company’s business is transacted in US dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains and losses are included in earnings.
(c) Cash equivalents:
Cash equivalents include securities with maturities of three months or less when purchased.
(d) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Historically credit losses have been within the range of management’s expectations.
(e) Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.
(f) Property, plant and equipment:
Property, plant and equipment are recorded at cost. Interest incurred during construction is capitalized to the cost of the asset. Incentive tax credits related to property, plant and equipment are recorded as a reduction in the cost of property, plant and equipment. The benefit of incentive tax credits is recognized in earnings through lower depreciation in future periods.
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.
48     METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

The Company periodically reviews the carrying value property, plant and equipment for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.
(g) Other assets:
Marketing and production rights are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing costs related to undrawn credit facilities are capitalized to other assets and amortized to interest expense over the term of the credit facility. Financing costs related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these costs are reclassified to present long-term debt net of financing costs and amortized to interest expense over the repayment term. Other long-term debt is presented net of financing costs and amortized to interest expense over the repayment term. In 2006, all financing costs were recorded in other assets. Refer to note 1 (m) for more information.
(h) Asset retirement obligations:
The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations cannot be reasonably estimated due to uncertainties regarding the timing of expenditures. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.
(i) Employee future benefits:
Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments to the accrued benefit obligation and the fair value of the plan assets that arise from changes in actuarial assumptions, experience gains and losses and plan amendments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets are amortized to earnings on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in earnings in the year in which they occur.
The cost for defined contribution benefit plans is expensed as earned by the employees.
(j) net income per common share:
The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the grant-date fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements    49

1. Significant accounting policies: (continued)
(j) net income per common share: (continued)
A reconciliation of the weighted average number of common shares outstanding is as follows:

For the years ended December 31	2007	2006

Denominator for basic net income per common share	101,717,341	109,110,689
Effect of dilutive stock options	412,588	330,715

Denominator for diluted net income per common share	102,129,929	109,441,404

(k) Stock-based compensation:
The Company grants stock-based awards as an element of compensation. Stock-based awards granted by the Company can include stock options, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. The assumptions used in the Black-Scholes option pricing model are disclosed in note 8.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.
Additional information related to the stock option plan and the deferred, restricted and performance share units of the Company are described in note 8.
(l) Revenue recognition:
Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title and risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.
(m) Financial instruments:
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.
50    METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

Under these new standards, financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets and liabilities are recognized in earnings while changes in fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Under adoption of these new standards, the Company classified its cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.
Under these new standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions. The effective portion of changes in fair value of these forward exchange sales contracts and interest rate swap contracts is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings.
The adoption of these new standards resulted in the reclassification of certain financing costs previously recorded in other assets to long-term debt. These standards have been adopted on a prospective basis beginning January 1, 2007.
(n) Income taxes:
Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items of income or expense are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.
(o) Anticipated Changes to Canadian generally Accepted Accounting Principles:
In June 2007, the CICA issued Section 3031, Inventories, which provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This new standard became effective for the Company on January 1, 2008.
In December 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosure and Section 3863, Financial Instruments — Presentation. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed. These new standards became effective for the Company on January 1, 2008.
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements    51

2. Receivables:

As at December 31	2007	2006

Trade	$369,269	$317,961
Value-added and other tax receivable	19,988	34,670
Other	12,586	13,756

	$401,843	$366,387

3. Property, plant and equipment:

		Accumulated	Net Book
As at December 31	Cost	Depreciation	Value

2007
Plant and equipment	$2,774,392	$1,530,947	$1,243,445
Egypt plant under construction (note 16(d))	227,783	—	227,783
Other	124,779	53,907	70,872

	$3,126,954	$1,584,854	$1,542,100

2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Egypt plant under construction (note 16(d))	25,861	—	25,861
Other	102,597	43,852	58,745

	$2,857,295	$1,495,014	$1,362,281

4. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

Consolidated Balance Sheets as at December 31	2007	2006

Cash and cash equivalents	$20,128	$19,268
Other current assets	107,993	62,420
Property, plant and equipment	263,942	264,292
Other assets	16,329	22,471
Accounts payable and accrued liabilities	56,495	28,644
Long-term debt, including current maturities (note 6)	119,891	136,916
Future income tax liabilities (note 11)	16,099	10,866

Consolidated Statements of Income for the years ended December 31	2007	2006

Revenue	$258,418	$219,879
Expenses	214,981	182,656

Income before income taxes	43,437	37,223
Income tax recovery (expense)	(9,458)	9,997

Net income	$33,979	$47,220

Included in income tax recovery (expense) for 2006, is an adjustment related to a retroactive change in tax legislation. Refer to note 11 for more information.
52    METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

4. Interest in Atlas joint venture: (continued)

Consolidated Statements of Cash Flows for the years ended December 31	2007	2006

Cash inflows from operating activities	$40,317	$23,465
Cash outflows from financing activities	(12,997)	(14,032)
Cash outflows from investing activities	(16,380)	(3,137)

5. Other assets:

As at December 31	2007	2006

Marketing and production rights, net of accumulated amortization	$34,728	$42,344
Restricted cash for debt service reserve account	16,329	17,362
Deferred financing costs, net of accumulated amortization	10,138	10,924
Defined benefit pension plans (note 15)	13,487	11,745
Natural gas prepayment (note 16(f))	13,681	—
Other	16,337	18,143

	$104,700	$100,518

As of January 1, 2007, as a result of the adoption of new accounting standards related to financial instruments (note 1 (g), 1(m)), the Company reclassified certain deferred financing costs to long-term debt. These changes were applied prospectively.
For the year ended December 31, 2007, amortization of marketing and production rights included in depreciation and amortization was $7.6 million (2006 — $7.6 million) and amortization of deferred financing costs included in interest expense was $0.3 million (2006 — $1.1 million).
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements     53

6. long-term debt:

As at December 31	2007	2006

Unsecured Notes:
(i) 8.75% due August 15, 2012 (effective yield 8.88%)	$197,776	$200,000
(ii) 6.00% due August 15, 2015 (effective yield 6.10%)	148,340	150,000

	346,116	350,000

Atlas Methanol Company — limited recourse debt facilities
(63.1% proportionate share):

(i) Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in twelve semi-annual payments which commenced June 2005.	34,541	49,207
(ii) Senior secured notes bearing an interest rate with semi-annual interest payments of 7.95% per annum. Principal will be paid in nine semi-annual payments commencing December 2010.	61,477	63,100

(iii) Senior fixed rate bearing an interest rate of 8.25% per annum with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing June 2015.	14,684	15,144

(iv) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal will be paid in twenty semi-annual payments commencing December 2010.	9,189	9,465

	119,891	136,916

Egypt limited recourse debt facilities

(i) International facility to a maximum amount of $139 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.1% to 1.5% per annum. Principal is paid in 24 semi-annual payments which will commence in September 2010.	23,074	—

(ii) Euromed facility to a maximum amount of $146 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.1% to 1.4%. Principal is paid in 24 semi-annual payments which will commence in September 2010.	93,500	—

(iii) Article 18 facility to a maximum amount of $77 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.4%. Principal is paid in 24 semi-annual payments which will commence in September 2010.	—	—

(iv) Egyptian facility to a maximum amount of $168 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.6% per annum. Principal is paid in 24 semi-annual payments which will commence in September 2010.	—	—

	116,674	—
Other limited recourse debt	14,688	—

	597,269	486,916
Less current maturities	(15,282)	(14,032)

	$581,987	$472,884

As of January 1, 2007, as a result of the adoption new accounting standards related to financial instruments (note 1(g), 1(m)), the Company reclassified certain deferred financing costs to long-term debt. These changes were applied prospectively. For the year ended December 31, 2007, amortization of these deferred financing costs included in interest expense was $1.4 million.
54     METHANEX   Annual Report 2007    Notes to Consolidated Financial Statements

The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2008	$15,282
2009	15,282
2010	19,077
2011	23,187
2012	223,619

$296,447

During the second quarter of 2007, the Company achieved financial close to construct a methanol plant in Egypt as described in note 16 (d). The LIBOR-based interest payments on approximately half of the projected outstanding debt balance have been fixed at 5.1% through interest rate swap agreements for the period September 28, 2007 to March 31, 2015 as described in note 13 (c).
The limited recourse debt facilities of Egypt and Atlas are described as limited recourse as they are secured only by the assets of the Egypt entity and the Atlas joint venture, respectively. Under the terms of these limited recourse debt facilities, the entities can make cash or other distributions after fulfilling certain conditions.
Other limited recourse debt is payable over twelve years in equal quarterly principal payments beginning October 2007. Interest on this debt is payable quarterly at LIBOR plus 0.75%.
As at December 31, 2007, the Company has an undrawn, unsecured revolving bank facility of $250 million that expires in June 2010. This credit facility ranks pari passu with the Company’s unsecured notes.
7. Other long-term liabilities:

As at December 31	2007	2006

Asset retirement obligations (a)	$14,566	$16,111
Capital lease obligation (b)	24,676	28,330
Deferred, restricted and performance share units (note 8)	21,355	22,620
Chile retirement arrangement (note 15)	21,233	17,476
Fair value of derivative financial instruments (note 13)	9,566	1,303

	91,396	85,840
Less current maturities	(16,965)	(17,022)

	$74,431	$68,818

(a) Asset retirement obligations:
The Company has accrued for asset retirement obligations related to those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Because of uncertainties in estimating future costs and the timing of expenditures related to the currently identified sites, actual results could differ from the amounts estimated. During the year ended December 31, 2007, cash expenditures applied against the accrual for asset retirement obligations were $0.7 million (2006 — $4.9 million). At December 31, 2007, the total undiscounted amount of estimated cash flows required to settle the obligation was $15.5 million (2006 — $16.9 million).
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements     55

7. Other long-term liabilities: (continued)
(b) Capital lease obligation:
As at December 31, 2007, the Company has a capital lease obligation related to an ocean shipping vessel. The future minimum lease payments in aggregate and for each of the five succeeding years are as follows:

2008	$8,664
2009	8,752
2010	8,839
2011	8,927
2012	7,846

43,028
Less executory and imputed interest costs	(18,352)

$24,676

8. Stock-based compensation:
The Company provides stock-based compensation to its directors and certain employees through grants of stock options and deferred, restricted or performance share units.
(a) Stock options:
There are two types of options granted under the Company’s stock option plan: incentive stock options and performance stock options. At December 31, 2007, the Company had 1.3 million common shares reserved for future stock option grants under the Company’s stock option plan.
(i) Incentive stock options:
The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.
Common shares reserved for outstanding incentive stock options at December 31, 2007 and 2006 are as follows:

	Options Denominated in CAD$		Options Denominated in US$
		Weighted		Weighted
	Number of	Average	Number of	Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29
Granted	—	—	1,649,600	20.78
Exercised	(146,400)	11.00	(534,550)	11.42
Cancelled	(8,000)	11.00	(38,575)	18.79

Outstanding at December 31, 2006	162,250	8.40	2,404,925	18.76
Granted	—	—	1,109,491	24.96
Exercised	(42,300)	8.87	(509,875)	18.14
Cancelled	(15,500)	11.28	(83,560)	20.33

Outstanding at December 31, 2007	104,450	$7.79	2,920,981	$21.17

56     METHANEX   Annual Report 2007    Notes to Consolidated Financial Statements

Information regarding incentive stock options outstanding at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
	Weighted
	Average
	Remaining	Number of	Weighted	Number of	Weighted
Range of	Contractual	Stock Options	Average	Stock Options	Average
Exercise Prices	Life	Outstanding	Exercise Price	Exercisable	Exercise Price

Options denominated in CAD$ $3.29 to $11.60	2.1	104,450	$7.79	104,450	$7.79

Options denominated in US$
$6.45 to $11.56	5.0	201,150	$8.59	201,150	$8.59
$17.85 to $22.52	5.0	1,632,400	20.20	446,816	19.90
$23.92 to $25.21	6.2	1,087,431	24.96	—	—

	5.4	2,920,981	$21.17	647,966	$16.39

(ii) Performance stock options:
As at December 31, 2007 and 2006, there were 50,000 common shares reserved for performance stock options with an exercise price of CAD$4.47. All outstanding performance stock options have vested and are exercisable.
(iii) Fair value assumptions:
The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

For the years ended December 31	2007	2006

Risk-free interest rate	4.5%	4.9%
Expected dividend yield	2%	2%
Expected life of option	5 years	5 years
Expected volatility	31%	40%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$7.06	$8.82

For the year ended December 31, 2007, compensation expense related to stock options was $9.3 million (2006 — $8.6 million).
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements     57

8. Stock-based compensation: (continued)
(b) Deferred, restricted and performance share units:
Directors, executive officers and management receive some elements of their compensation and long-term compensation in the form of deferred, restricted or performance share units. Holders of deferred, restricted and performance share units are entitled to receive additional deferred, restricted or performance share units in lieu of dividends paid by the Company.
Deferred, restricted and performance share units outstanding at December 31, 2007 and 2006 are as follows:

	Number of	Number of	Number of
	Deferred	Restricted	Performance
	Share Units	Share Units	Share Units

Outstanding at December 31, 2005	427,264	1,089,836	—
Granted	33,796	20,000	402,460
Granted in lieu of dividends	7,661	19,744	8,584
Redeemed	(149,975)	(575,748)	—
Cancelled	—	(35,075)	(4,962)

Outstanding at December 31, 2006	318,746	518,757	406,082
Granted	127,359	6,000	325,779
Granted in lieu of dividends	6,275	8,803	15,672
Redeemed	(92,696)	(501,961)	—
Cancelled	—	(17,117)	(22,271)

Outstanding at December 31, 2007	359,684	14,482	725,262

The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units outstanding at December 31, 2007 was $29.8 million (2006 — $36.2 million) compared with the recorded liability of $21.4 million (2006 — $22.6 million). The difference between the fair value and the recorded liability at December 31, 2007 of $8.4 million will be recognized over the weighted average remaining service period of approximately 1.4 years.
For the year ended December 31, 2007, compensation expense related to deferred, restricted and performance share units was $13.1 million (2006 — $22.6 million). Included in compensation expense for the year ended December 31, 2007 was $3.5 million (2006 — $12.2 million) related to the effect of the increase in the Company’s share price. As at December 31, 2007, the Company’s share price was US$27.60 per share.
9. Interest expense:

For the years ended December 31	2007	2006

Interest expense before capitalized interest	$48,104	$44,586
Less capitalized interest related to Egypt project under construction	(4,193)	—

Interest expense	$43,911	$44,586

Interest incurred during construction of the Egypt methanol facility is capitalized until the plant is substantively complete and ready for productive use. In May 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the year ended December 31, 2007, interest costs of $4 million related to this project were capitalized.
58     METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

10. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the year ended December 31, 2007 and 2006, revenues attributed to geographic regions, based on the location of customers, were as follows:

	United				Other	Latin
	States	Europe	Korea	Japan	Asia	America	Canada	Total

Revenue
2007	753,400	500,420	259,108	147,445	142,217	227,045	236,886	2,266,521
2006	679,014	493,926	213,246	157,970	203,364	194,362	166,368	2,108,250

As at December 31, 2007 and 2006, the net book value of property, plant and equipment by country was as follows:

				New
	Chile	Trinidad	Egypt	Zealand	Canada	Korea	Other	Total

Property, plant and equipment
2007	707,508	500,205	227,783	26,417	19,987	16,452	43,748	1,542,100
2006	744,924	517,485	25,861	5,952	22,348	17,507	28,204	1,362,281

11. Income and other taxes:
(a) Income tax expense:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before income taxes. These differences are as follows:

For the years ended December 31	2007	2006

Canadian statutory tax rate	34.1%	34.1%

Income tax expense calculated at Canadian statutory tax rate	$178,401	$224,598
Increase (decrease) in income tax expense resulting from:
Income taxed in foreign jurisdictions	(8,379)	(5,823)
Previously unrecognized loss carryforwards and temporary differences	(27,717)	(19,356)
Adjustments related to retroactive change in tax legislation (i)	—	(25,753)
Other	4,893	1,644

Total income tax expense	$147,198	$175,310

(i)	During 2005, the government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $25.8 million during 2006. The adjustment includes a reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements     59

11. Income and other taxes: (continued)
(b) Net future income tax liabilities:
The tax effect of temporary differences that give rise to future income tax liabilities and future income tax assets are as follows:

As at December 31	2007	2006

Future income tax liabilities:
Property, plant and equipment	$205,726	$193,413
Other	196,023	198,212

	401,749	391,625
Future income tax assets:
Non-capital loss carryforwards	216,663	232,755
Property, plant and equipment	28,702	34,961
Other	53,671	34,632

	299,036	302,348
Future income tax asset valuation allowance	(235,889)	(262,641)

	63,147	39,707

Net future income tax liabilities	$338,602	$351,918

At December 31, 2007, the Company had non-capital loss carryforwards available for tax purposes of $580 million in Canada, $10 million in the United States and $57 million in New Zealand. The benefit relating to the non-capital loss carryforwards in the United States has been recognized by reducing net future income tax liabilities. In Canada and the United States these loss carryforwards expire in the period 2008 to 2024, inclusive. In New Zealand the loss carryforwards do not have an expiry date.
12. Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2007 and 2006 are as follows:

For the years ended December 31	2007	2006

Decrease (increase) in non-cash working capital:
Receivables	$(35,456)	$(69,865)
Inventories	(67,377)	(104,662)
Prepaid expenses	3,158	(10,492)
Accounts payable and accrued liabilities	156,041	74,079

	56,366	(110,940)
Adjustments for items not having a cash effect	(5,430)	(8,184)

Changes in non-cash working capital having a cash effect	$50,936	$(119,124)

These changes relate to the following activities:
Operating	$33,396	$(154,083)
Investing (i)	17,540	34,959

Changes in non-cash working capital	$50,936	$(119,124)

(i)	Included in changes in non-cash working capital related to investing activities for the year ended December 31, 2007 are accruals related to the construction of the Egypt methanol plant and major turnarounds, which are recorded in accounts payable and accrued liabilities. Included in changes in non-cash working capital related to investing activities for the year ended December 31, 2006 are cash receipts for incentive tax credits of $28 million related to the construction of the Chile IV methanol production facility.
60     METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

13. Derivative financial instruments:
(a) Forward exchange sales and purchase contracts:
As at December 31, 2007, the Company has outstanding forward exchange contracts to sell a notional amount of 4 million euro in exchange for US dollars at an average exchange rate of 1.4236 US dollars to 1 euro. These contracts mature in the first half of 2008. As at December 31, 2007, the carrying value of forward exchange sales contracts was a liability of $0.1 million (2006 — $0.2 million) which approximates the fair value of these contracts.
(b) Interest rate swap contract:
As at December 31, 2007, the Company had an interest rate swap contract recorded in other long-term liabilities at fair value in the amount of $1.0 million (2006 — $1.0 million). As at December 31, 2007, this interest rate swap contract had a remaining notional principal amount of $25 million (2006 — $35 million). Under the contract, the Company receives floating-rate LIBOR amounts in exchange for payments based on a fixed interest rate of 6.7%. The contract matures over the period to 2010.
(c) Egypt debt interest rate swap contracts:
In August 2007, the Company entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 6. The term of the interest rate swap contracts is from September 28, 2007 to March 31, 2015. As at December 31, 2007 these interest rate swap contracts had outstanding notional amounts of $95 million. The maximum notional amount under the term of the interest rate swap contracts is $266 million. This represents the peak notional amount during the term of the interest rate swap contracts. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. These contracts swap the LIBOR-based interest payments to a fixed rate of 5.1% on approximately half of the projected outstanding debt for the period September 28, 2007 to March 31, 2015. The interest rate swap contracts are recorded at their fair value of negative $8.6 million in other long-term liabilities with the effective portion of the change in fair value recorded in other comprehensive income.
14. Fair value disclosures:
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	2007		2006
	Carrying		Carrying
As at December 31	Value	Fair Value	Value	Fair Value

Long-term debt	$597,269	$606,020	$486,916	$505,613

The fair value of the Company’s fixed interest rate long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair value of the Company’s variable interest rate long-term debt, recalculated at current interest rates, approximates its carrying value excluding deferred financing fees.
The fair values of the Company’s derivative financial instruments as disclosed in note 13 are determined based on quoted market prices received from counterparties.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was nil at December 31, 2007 (2006 — $1.9 million).
METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements     61

15. Retirement plans:
(a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at December 31	2007	2006

Accrued benefit obligations:
Balance, beginning of year	$58,297	$59,611
Current service cost	2,272	1,980
Interest cost on accrued benefit obligations	3,016	2,948
Benefit payments	(3,858)	(11,263)
Gain on curtailment	—	(94)
Loss on settlement	—	395
Actuarial losses (gains)	(568)	4,629
Foreign exchange losses	7,592	91

Balance, end of year	66,751	58,297
Fair values of plan assets:
Balance, beginning of year	38,118	38,954
Actual returns on plan assets	59	2,919
Contributions	3,274	7,077
Benefit payments	(3,858)	(11,263)
Foreign exchange gains	6,504	431

Balance, end of year	44,097	38,118

Unfunded status	22,654	20,179
Unamortized actuarial losses	(14,907)	(14,448)

Accrued benefit liabilities, net	$7,747	$5,731

The Company has an unfunded retirement arrangement for its employees in Chile that will be funded at retirement. At December 31, 2007, the balance of accrued benefit liabilities, net is comprised of $21.2 million recorded in other long-term liabilities for an unfunded retirement arrangement in Chile and $13.5 million recorded in other assets for defined benefit plans in Canada.
The Company’s net defined benefit pension plan expense for the years ended December 31, 2007 and 2006 is as follows:

For the years ended December 31	2007	2006

Net defined benefit plan pension expense:
Current service cost	$2,272	$1,980
Interest cost on accrued benefit obligations	3,016	2,948
Actual return on plan assets	(59)	(2,919)
Settlement and curtailment	—	1,671
Other	(1,061)	1,557

	$4,168	$5,237

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of March 31, 2006 in Canada and December 31, 2007 in Chile. The next actuarial reports for funding purposes for our Chilean and Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2008 and December 31, 2009, respectively.
62     METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2007	2006

Benefit obligation at December 31:
Weighted average discount rate	5.56%	5.40%
Rate of compensation increase	4.13%	4.10%
Net expense for year ended December 31:
Weighted average discount rate	5.71%	5.43%
Rate of compensation increase	4.56%	4.14%
Expected rate of return on plan assets	7.00%	7.25%

The asset allocation for the defined benefit pension plan assets as at December 31, 2007 and 2006 are as follows:

	2007	2006

Equity securities	62%	59%
Debt securities	35%	34%
Cash and other short-term securities	3%	7%

Total	100%	100%

(b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2007 was $2.7 million (2006 — $2.4 million).
16. Commitments and contingencies:
(a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay natural gas supply contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2034. The minimum estimated commitment under these contracts, excluding Argentina natural gas supply contracts, is as follows:

2008	2009	2010	2011	2012	Thereafter

$ 158,745	$122,690	$141,600	$153,687	$157,908	$1,930,764

(b) Argentina natural gas supply contracts:
The Company has take-or-pay natural gas supply contracts with suppliers in Argentina for approximately 60% of its current natural gas requirements for its Chilean operations and 80% of its natural gas requirements commencing mid-2009.
The minimum estimated commitment under these contracts is as follows:

2008	2009	2010	2011	2012	Thereafter

$ 68,970	$66,457	$77,036	$77,490	$77,948	$778,692

METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements     63

16. Commitments and contingencies: (continued)
(b) Argentina natural gas supply contracts: (continued)
The government of Argentina has significantly increased the tax on exports of natural gas from Argentina. In addition, since June 2007, the government of Argentina has curtailed all of the natural gas supply from Argentina to the Company’s operations in Chile. Future purchases of natural gas under these contracts will depend on whether natural gas exports are reinstated by the Argentina government, whether the Company can reach commercially acceptable arrangements with its gas suppliers and other factors
(c) Operating lease commitments:
The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

2008	2009	2010	2011	2012	Thereafter

$ 114,873	$108,150	$88,763	$94,636	$86,725	$571,588

(d) Egypt methanol project:
During 2007, the Company reached financial close for its project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. The Company owns 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”), which is the company that is developing the project. EMethanex has secured limited recourse debt of $530 million. The Company expects commercial operations from the methanol facility to begin in early 2010 and the Company will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next two years, excluding financing costs and working capital, are expected to be approximately $665 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next two years is estimated to be approximately $175 million and the Company expects to fund these expenditures from cash generated from operations and cash on hand.
The Company’s investment in EMethanex is accounted for using consolidation accounting. This results in 100% of the assets and liabilities of the Egypt entity being included in our balance sheet. The non-controlling shareholder’s interest is presented as “non-controlling interest” on our balance sheet. Certain comparative figures related to this investment have been adjusted to conform with accounting treatment in the current period.
(e) Purchased methanol:
The Company has commitments to purchase methanol in 2008 at prices determined by specified margins at the time of purchase.
(f) GeoPark agreements:
During 2007, the Company entered into a financing agreement with GeoPark Chile Limited (GeoPark) under which the Company will provide up to US$40 million in financing over the period to December 31, 2008 to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in southern Chile. As at December 31, 2007, the amount provided under the financing agreement was $14 million which has been recorded in other assets. Under the arrangement, GeoPark will also provide the Company with natural gas supply under a ten year exclusive supply agreement in which the Company will purchase all natural gas produced by GeoPark from the Fell Block in southern Chile.
64     METHANEX   Annual Report 2007   Notes to Consolidated Financial Statements

17. United States Generally Accepted Accounting Principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“US GAAP”). The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2007 and 2006 are as follows:

	2007		2006
Condensed Consolidated Balance Sheets	Canadian		Canadian
as at December 31	GAAP	US GAAP	GAAP	US GAAP

ASSETS
Current Assets	$1,223,099	$1,223,099	$990,254	$990,254
Property, plant and equipment (a)	1,542,100	1,576,500	1,362,281	1,398,593
Other assets (d) (g)	104,700	102,803	100,518	93,041

	$2,869,899	$2,902,402	$2,453,053	$2,481,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$498,267	$503,722	$341,033	$341,033
Long-term debt (g)	581,987	588,864	472,884	472,884
Other long-term liabilities (d)	74,431	80,705	68,818	75,788
Future income taxes (d) (f)	338,602	348,994	351,918	363,232
Non-controlling interest	41,258	41,258	9,149	9,149
Shareholders’ equity:
Capital stock (a) (b)	451,640	857,349	474,739	880,619
Additional paid-in capital (b)	—	16,627	—	11,059
Contributed surplus (b)	16,021	—	10,346	—
Retained earnings	876,348	486,935	724,166	341,175
Accumulated other comprehensive loss	(8,655)	(22,052)	—	(13,051)

	1,335,354	1,338,859	1,209,251	1,219,802

	$2,869,899	$2,902,402	$2,453,053	$2,481,888

Condensed Consolidated Statements of Income
for the years ended December 31	2007	2006

Net income in accordance with Canadian GAAP	$375,667	$482,949
Add (deduct) adjustments for:
Depreciation and amortization (a)	(1,911)	(1,911)
Stock-based compensation (b)	277	(482)
Uncertainty in income taxes (c)	(5,455)	—
Income tax effect of above adjustments (f)	669	669

Net income in accordance with US GAAP	$369,247	$481,225

Per share information in accordance with US GAAP:
Basic net income per common share	$3.63	$4.41
Diluted net income per common share	$3.62	$4.40

METHANEX Annual Report 2007 Notes to Consolidated Financial Statements     65

17. United States Generally Accepted Accounting Principles: (continued)

	2007		2006
Consolidated Statements of
Comprehensive Income	Canadian
for the years ended December 31	GAAP	Adjustments	US GAAP	US GAAP[1]

Net income	$375,667	$(6,420)	$369,247	$481,225
Change in fair value of forward exchange contracts, net of tax	(45)	—	(45)	—
Change in fair value of interest rate swap, net of tax	(8,610)	—	(8,610)	—
Change related to pension, net of tax (d) (f)	—	(346)	(346)	—

Comprehensive income	$367,012	$(6,766)	$360,246	$481,225

	2007		2006
Consolidated Statements of
Accumulated Other Comprehensive Loss	Canadian
for the years ended December 31	GAAP	Adjustments	US GAAP	US GAAP[1]

Balance, beginning of year	$—	$(13,051)	$(13,051)	$(2,926)
Change in fair value of forward exchange contracts, net of tax	(45)	—	(45)	—
Change in fair value of interest rate swap, net of tax	(8,610)	—	(8,610)	—
Change related to pension, net of tax (d) (f)	—	(346)	(346)	(10,125)

Comprehensive income	$(8,655)	$(13,397)	$(22,052)	$(13,051)

[1]	A Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon the adoption of section 1530 on January 1, 2007. Accordingly, there is no reconciliation of Canadian GAAP to US GAAP for the prior periods.
(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For US GAAP purposes, property, plant and equipment at December 31, 2007 has been increased by $34.4 million (2006 — $36.3 million) to reflect the business combination as a purchase. For the year ended December 31, 2007, an adjustment to increase depreciation expense by $1.9 million (2006 — $1.9 million) has been recorded in accordance with US GAAP.
(b) Stock-based compensation:
Incentive stock options — Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for stock-based compensation awards granted on or after January 1, 2002. Effective January 1, 2005, under US GAAP, the Company adopted the Financial Accounting Standards Board (FASB) FAS No. 123R, Share-Based Payments, which requires the fair value method of accounting for stock-based compensation awards for all awards granted, modified, repurchased or cancelled after the adoption date and unvested portions of previously issued and outstanding awards as at the adoption date. As this statement harmonizes the impact of accounting for stock-based compensation on net income under Canadian and US GAAP for the Company, except as disclosed in (i) below, no adjustment to operating expenses was required for the years ended December 31, 2007 and 2006.
66     METHANEX Annual Report 2007   Notes to Consolidated Financial Statements

(i) Variable plan options:
In 2001, prior to the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes, the Company granted 946,000 stock options that are accounted for as variable plan options under US GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. Under the intrinsic value method for US GAAP, the final measurement date for variable plan options is the earlier of the exercise date, the forfeiture date and the expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2007, an adjustment to decrease operating expenses by $0.3 million (2006 — increase of $0.5 million) was recorded in accordance with US GAAP.
(c) Accounting for uncertainty in income taxes:
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company has recorded the cumulative effect adjustment as a $4.8 million increase to opening retained earnings, with no restatement of prior periods. During the year ended December 31, 2007, adjustments to increase income tax expense by $5.5 million (2006 — nil) was recorded in accordance with US GAAP.
(d) Defined benefit pension plans:
Effective January 1, 2006, under US GAAP, the Company prospectively adopted Financial Accounting Standards Board (FASB) FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to accumulated other comprehensive income. As at December 31, 2007, the impact of this standard on the Company is the reclassification of unrecognized actuarial losses for Canadian GAAP of $14.9 million, net of a future income tax recovery of $1.6 million to accumulated other comprehensive loss in accordance with US GAAP.
(e) Interest in Atlas joint venture:
US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture is provided in note 4 to the Company’s consolidated financial statements for the year ended December 31, 2007.
(f) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and US GAAP. During the year ended December 31, 2007, this resulted in an adjustment to increase net income by $0.7 million (2006 — $0.7 million) and no adjustment to other comprehensive income (2006 — $1.4 million).
(g) Deferred financing costs:
Effective January 1, 2007, under Canadian GAAP, the Company prospectively adopted section 3855, Financial Instruments, which requires the Company to present long-term debt net of deferred financing costs. Under US GAAP, the Company is required to present the long-term debt and related finance costs on a gross basis. As at December 31, 2007, the Company is required to record an adjustment to increase other assets and long-term debt by $6.9 million in accordance with US GAAP.
METHANEX Annual Report 2007 Notes to Consolidated Financial Statements     67